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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 14D-9
                             (Amendment No. 34)

                   SOLICITATION/RECOMMENDATION STATEMENT

                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934
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                              ITT CORPORATION

                         (Name of Subject Company)
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                              ITT CORPORATION

                    (Name of Person(s) Filing Statement)
                    ------------------------------------


                         Common Stock, no par value
        (including the associated Series A Participating Cumulative
                     Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

                                450912 10 0
                   (CUSIP Number of Class of Securities)



                           RICHARD S. WARD, Esq.
                         Executive Vice President,
                  General Counsel and Corporate Secretary
                              ITT Corporation
                        1330 Avenue of the Americas
                          New York, NY 10019-5490
                               (212) 258-1000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                          PHILIP A. GELSTON, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, NY 10019-7475
                               (212) 474-1000


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                                INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 8.  Additional Information to Be Furnished.

          On August 7, 1997, plaintiffs in the purported class action suit captioned Taub, et. al. v. Araskog, et. al., CV-S-97-00106, filed a Supplemental Memorandum of Points and Authorities in Response to ITT's Request for Declaratory Judgment (the "Taub Supplemental Memorandum"), pursuant to which such plaintiffs informed the Nevada Federal Court that they were no longer able to state unequivocally that, when the revised Hilton Offer is compared to the Comprehensive Plan, the Comprehensive Plan better serves the interests of the Company's shareholders. A copy of the Taub Supplemental Memorandum is filed as Exhibit 99 hereto and is incorporated herein by reference.

          On September 10, 1997, the Nevada Federal Court entered an order (the "September 10th Order") granting in part and denying in part the Company's Motion to Dismiss Counts III through VII of Hilton's First Amended and Supplemental Complaint or, in the Alternative, for Partial Summary
Judgment. A copy of the September 10th Order is filed as Exhibit 100 hereto and is incorporated herein by reference.

          On September 25, 1997, the Company announced the extension of its previously announced Debt Tender Offer. The Debt Tender Offer is now scheduled to expire at 5:00 p.m., New York City time, on Thursday, October 2, 1997, unless extended. A copy of a press release announcing the extension of the Debt Tender Offer is filed as Exhibit 101 hereto and is incorporated herein by reference.


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Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new Exhibits:


99. ITT Shareholder Plaintiff's Supplemental Memorandum of Points and Authorities in Response to ITT Corporation's Request for Declaratory Relief (filed in Taub, et. al. v. Araskog, et. al., CV-S-97-00106) dated August 7, 1997.

100.      Order of the Nevada Federal Court dated September 10, 1997.

101.      Text of Press Release issued by the Company dated September 25,
          1997.


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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                      ITT CORPORATION



                                  By  /s/ RICHARD S. WARD
                                      -------------------
                                  Name:  Richard S. Ward
                                  Title: Executive Vice President,
                                         General Counsel and
                                         Corporate Secretary


Dated as of September 26, 1997

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                               EXHIBIT INDEX


Exhibit                     Description                    Page No.

 (99)     ITT Shareholder Plaintiff's Supplemental
          Memorandum of Points and Authorities in
          Response to ITT Corporation's Request for
          Declaratory Relief (filed in Taub, et.
          al. v. Araskog, et. al., CV-S-97-00106)
          dated August 7, 1997..........................

(100)     Order of the Nevada Federal Court dated
          September 10, 1997............................

(101)     Text of Press Release issued by the Company
          dated September 25, 1997......................


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